EXHIBIT (99.2)

ITEM 7 INFORMATION

The securities being reported on by Origin Energy Limited (“Origin”), Origin Energy Resources Ltd (“Resources”) and Sagasco NT Pty LTD (“Sagasco NT”) may be deemed to be beneficially owned by Sagasco Amadeus Pty Limited (“Sagasco”). Sagasco is a direct wholly-owned subsidiary of Sagasco NT, which in turn is a direct wholly owned subsidiary of Resources, which in turn is a direct wholly owned subsidiary of Origin.